

NEWS RELEASE

ENERPLUS CORPORATION

The Dome Tower, Suite 3000	US Bank Tower, Suite 2200
333 – 7th Avenue SW	950 - 17th Street
Calgary, Alberta	Denver, Colorado
T2P 2Z1	80202-2805

August 4, 2022

Enerplus Announces Second Quarter 2022 Results; Increases Return of Capital Framework; Increases Dividend; Updates Guidance and Five-Year Outlook

All financial information contained within this news release has been prepared in accordance with U.S. GAAP. This news release includes forward-looking statements and information within the meaning of applicable securities laws. Readers are advised to review the "Forward-Looking Information and Statements" at the conclusion of this news release. Readers are also referred to "Non-GAAP and Other Financial Measures" at the end of this news release for information regarding the presentation of the financial and operational information in this news release, as well as the use of certain financial measures that do not have standard meaning under U.S. GAAP and "Notice Regarding Information Contained in this News Release", "Non-GAAP Measures" in Enerplus' second quarter 2022 MD&A for supplementary financial measures, which information is incorporated by reference to this news release. A copy of Enerplus' 2022 interim and 2021 annual Financial Statements and associated MD&A are or will be available on our website at www.enerplus.com, under our profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov. All amounts in this news release are stated in United States dollars unless otherwise specified.

Calgary, Alberta - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced financial and operating results for the second quarter of 2022, an increase to its return of capital framework including its dividend, updated 2022 guidance and updates to its five-year outlook. The Company reported second quarter 2022 cash flow from operating activities and adjusted funds flow of $250.9 million and $297.4 million, respectively, compared to $110.5 million and $150.0 million, respectively, in the second quarter of 2021. Cash flow from operating activities and adjusted funds flow increased from the prior year period primarily due to higher realized commodity prices.

HIGHLIGHTS

- Adjusted funds flow was $297.4 million in the second quarter, which exceeded capital spending of $132.9 million, generating free cash flow[1] of $164.5 million

- Increased 2022 free cash flow[1] estimate to $800 million based on rest of year prices of $90 WTI and $6.50 NYMEX

- Normal course issuer bid ("NCIB") was fully executed for 10% of the public float having repurchased 25.6 million shares between August 2021 and July 2022 at an average price of $11.14 per share, for total consideration of $284.8 million.

- Increased return of capital framework to at least 60% of free cash flow commencing in the second half of 2022 and continuing through 2023

- Increased minimum 2022 return of capital commitment to $425 million, from $350 million previously

- Increased quarterly dividend by 16% to $0.05 per share

- Production guidance for 2022 increased to 97,500 – 101,500 BOE per day (from 96,000 – 101,000 BOE per day) due to continued strong operational performance with no change to capital spending guidance and despite the recently announced sale of assets in Canada expected to impact 2022 production by approximately 850 BOE per day

- Robust volume growth anticipated in the second half of 2022: approximately 15% liquids production growth expected in the third quarter compared to the second quarter

[1] This is a non-GAAP financial measure. Refer to "Non-GAAP and Other Financial Measures" section for more information.

"Enerplus' second quarter results and updated 2022 outlook reflect our company's strong operating momentum and disciplined approach to capital allocation," said Ian C. Dundas, President and CEO. "Our annual production guidance has continued to move higher driven by well outperformance and efficient execution, while our capital spending plans remain unchanged."

Dundas continued, "Enerplus is in a solid financial position with a compelling free cash flow profile. As a result, we are increasing our cash returns to shareholders to at least 60% of free cash flow in the second half of this year, with a minimum commitment of returning $425 million in 2022 through dividends and share repurchases. We are also committing to returning at least 60% of 2023 free cash flow to shareholders."

SECOND QUARTER SUMMARY

Production in the second quarter of 2022 was 94,142 BOE per day, an increase of 2% compared to the prior quarter and the same period a year ago. Crude oil and natural gas liquids production in the second quarter of 2022 was 56,866 barrels

per day, an increase of 2% compared to the prior quarter, and 1% lower than the same period a year ago. As previously noted, second quarter volumes were impacted by severe winter weather in North Dakota during April 2022, however, through strong operational performance and the continued optimization of the Company's development plan, Enerplus has been able to more than offset the impact from the storm to its annual production forecast. Third quarter liquids production is expected to be approximately 15% higher than the second quarter.

Enerplus reported second quarter 2022 net income of $244.4 million, or $0.99 per share (diluted), compared to a net loss of $50.9 million, or $0.20 per share (diluted), in the same period in 2021. Adjusted net income[1] for the second quarter of 2022 was $172.3 million, or $0.70 per share (diluted), compared to $54.7 million, or $0.21 per share (diluted), during the same period in 2021. Net income and adjusted net income were higher compared to the prior year period primarily due to higher realized commodity prices during the second quarter of 2022.

Enerplus' second quarter 2022 realized Bakken oil price differential was $0.85 per barrel above WTI, compared to $2.81 per barrel below WTI in the second quarter of 2021. Bakken crude oil price differentials turned positive to WTI due to increasing demand, excess pipeline capacity in the region and strong prices for crude oil delivered to the U.S. Gulf Coast. Given the constructive outlook for Bakken crude oil prices and strong realizations year to date, Enerplus expects its 2022 realized average Bakken crude oil differential to be $1.00 per barrel above WTI, compared to a price at par with WTI, previously.

The Company's realized Marcellus natural gas price differential was $0.59 per Mcf below NYMEX during the second quarter of 2022, compared to $0.89 per Mcf below NYMEX in the second quarter of 2021. Realized Marcellus differentials are expected to widen for the remainder of the year due to the seasonal impact on natural gas prices in the region. Enerplus' full-year 2022 Marcellus differential guidance is unchanged at $0.75 per Mcf below NYMEX.

In the second quarter of 2022, Enerplus' operating costs were $9.74 per BOE, compared to $8.56 per BOE during the second quarter of 2021. The increase in per unit operating expenses was primarily due to contracts with price escalators linked to WTI and the Consumer Price Index.

Capital spending totaled $132.9 million in the second quarter of 2022. In addition, Enerplus paid $9.9 million in dividends in the quarter and repurchased 7.1 million shares at an average price of $13.13 per share, for total consideration of $92.9 million. During July 2022, Enerplus repurchased the remaining 2.5 million shares under its 10% NCIB authorization at an average price of $12.81 per share, for total consideration of $31.5 million.

Enerplus ended the second quarter of 2022 with total debt of $571.4 million and cash of $25.4 million.

[1] This is a non-GAAP financial measure. Refer to "Non-GAAP and Other Financial Measures" section for more information.

ASSET HIGHLIGHTS

North Dakota production averaged 58,626 BOE per day during the second quarter of 2022, an increase of 4% compared to the same period a year ago and 2% higher compared to the previous quarter. Severe winter weather temporarily impacted Enerplus' North Dakota operations during April 2022, however, strong well performance is expected to drive significant volume growth into the third quarter. Enerplus drilled 13 gross operated wells (88% working interest) during the second quarter and brought 24 operated wells (88% working interest) on production.

Marcellus production averaged 168 MMcf per day during the second quarter of 2022, an increase of 9% compared to the same period in 2021 and 3% higher than the prior quarter.

INCREASING RETURN OF CAPITAL TO SHAREHOLDERS

Based on strong operating and financial performance through the first half of 2022 and to date, a robust free cash flow outlook, and the recently announced divestment of assets in Canada, Enerplus is increasing its return of capital to shareholders. Under its updated framework, the Company plans to return at least 60% of its free cash flow to shareholders (from 50% previously) commencing in the second half of 2022 and continuing through 2023. Enerplus is also increasing its minimum 2022 return of capital commitment to $425 million, from $350 million previously. Year to date through July, Enerplus has returned $179 million through dividends and share repurchases, leaving a minimum remaining return of $246 million by the end of 2022.

In connection with this plan, Enerplus' board of directors has approved the renewal of its NCIB for another 10% of the public float in August 2022, subject to Toronto Stock Exchange approval, and a 16% increase to the quarterly dividend to $0.05 per share payable on September 15, 2022 to shareholders of record on August 31, 2022.

Enerplus plans to continue to prioritize share repurchases for the majority of its return of capital to shareholders due to its assessment that its intrinsic value, based on its mid-cycle commodity price view, is not adequately reflected in its current trading value. If this view changes such that Enerplus believes share repurchases no longer represent an attractive capital allocation opportunity, the Company will distribute the capital to shareholders through dividends to ensure it meets its shareholder returns commitment.

Remaining free cash flow not allocated to shareholder returns is expected to be directed to reinforcing the balance sheet.

2022 GUIDANCE UPDATE

Updates to Enerplus' 2022 guidance are provided in the tables below.

Enerplus is increasing its production guidance to 97,500 to 101,500 BOE per day, from the prior guidance of 96,000 to 101,000 BOE per day. Liquids production guidance has been updated to 59,500 to 62,500 barrels per day, from 58,500 to 62,500 barrels per day previously. The increase reflects strong well performance and the continued optimization of Enerplus' development plan. This update represents an increase of 1,000 BOE per day based on the guidance midpoint despite the expected loss of production associated with the recently announced sale of assets in Canada which is anticipated to close at the end of the third quarter and impact 2022 production by approximately 850 BOE per day.

There are no changes to capital spending guidance.

2022 Guidance Summary

	Updated Guidance	Previous Guidance
Capital spending	$400 – 440 million (No change)	$400 – 440 million
Average total production	97,500 – 101,500 BOE/day	96,000 – 101,000 BOE/day
Average liquids production	59,500 – 62,500 bbls/day	58,500 – 62,500 bbls/day
Average production tax rate (% of net sales, before transportation)	7% (No change)	7%
Operating expense	$10.00/BOE	$9.75 – 10.50/BOE
Transportation expense	$4.25/BOE	$4.15/BOE
Cash G&A expense	$1.20/BOE	$1.25/BOE
Current tax expense	2-3% of adjusted funds flow before tax	$20 - 30 million (2-3% of adjusted funds flow before tax)

2022 Differential/Basis Outlook[1]

	Updated Guidance	Previous Guidance
U.S. Bakken crude oil differential (compared to WTI crude oil)	$+1.00/bbl	$0/bbl
Marcellus natural gas sales price differential (compared to NYMEX natural gas)	$(0.75)/Mcf (No change)	$(0.75)/Mcf

[1] Excluding transportation costs.

UPDATED FIVE-YEAR OUTLOOK

Enerplus has updated its five-year outlook to reflect the higher current commodity price and inflationary environment and to exclude its Canadian assets due to the previously announced and ongoing divestment process. Enerplus' previous five-year outlook was based on a commodity price environment of $70 per barrel WTI and $3.00 per Mcf NYMEX. Enerplus is increasing its commodity price assumptions to $80 per barrel WTI and $4.00 per Mcf NYMEX[1] and is updating its projected annual capital spending to approximately $500 million (2023-2026) to account for higher anticipated costs due to inflation. The Company's outlook continues to be underpinned by a focus on operating with low financial leverage, delivering strong and sustainable free cash flow growth, and returning capital to shareholders.

Enerplus estimates cumulative free cash flow[2] of approximately $3 billion between 2022 and 2026 and an average reinvestment rate of less than 50% over the period. Enerplus projects 3% to 5% annual liquids production growth between 2023 and 2026 on a divestment adjusted basis. 2022 annual production growth is projected to be approximately 8% which is partially impacted by the timing of the Company's 2021 acquisitions.

(1) 2022 is based on prices of $90/bbl WTI and $6.50/Mcf NYMEX for the remainder of 2022.

(2) This is a non-GAAP financial measure. Refer to "Non-GAAP and Other Financial Measures" section for more information.

Q2 2022 CONFERENCE CALL DETAILS

A conference call hosted by Ian C. Dundas, President and CEO will be held at 9:00 AM MT (11:00 AM ET) on August 5, 2022, to discuss these results. Details of the conference call are as follows:

Date:	Friday, August 5, 2022
Time:	9:00 AM MT (11:00 AM ET)
Dial-In:	587-880-2171 (Alberta)
	1-888-390-0546 (Toll Free)
Conference ID:	73519318
Audiocast:	https://produceredition.webcasts.com/starthere.jsp?ei=1557604&tp_key=1b2aa32a82

To ensure timely participation in the conference call, callers are encouraged to join 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Replay Dial-In:	1-888-390-0541 (Toll Free)
Replay Passcode:	519318 #

PRICE RISK MANAGEMENT

The following is a summary of Enerplus' financial commodity hedging contracts at August 3, 2022.

	WTI Crude Oil ($/bbl)(1)(2)(3)			NYMEX Natural Gas ($/Mcf)(2)	
	Jul 1, 2022 – Dec 31, 2022	Jan 1, 2023 – Jun 30, 2023	Jul 1, 2023 – Dec 31, 2023	Jul 1, 2022 – Oct 31, 2022	Nov 1, 2022 – Mar 31, 2023
Swaps					
Volume (Mcf/day)	–	–	–	40,000	–
Swaps	–	–	–	$ 3.40	–
3 Way Collars					
Volume (bbls/day)	17,000	15,000	5,000	–	–
Sold Puts	$ 40.00	$ 61.67	$ 65.00	–	–
Purchased Puts	$ 50.00	$ 79.33	$ 85.00	–	–
Sold Calls	$ 57.91	$ 114.31	$ 128.16	–	–
Collars					
Volume (Mcf/day)	–	–	–	60,000	50,000
Volume (bbls/day)	–	2,000	2,000	–	–
Purchased Puts	–	$ 5.00	$ 5.00	$ 3.77	$ 6.50
Sold Calls	–	$ 75.00	$ 75.00	$ 4.50	$ 16.41

(1) The total average deferred premium spent on outstanding hedges is $1.50/bbl from July 1, 2022 - December 31, 2022 and $1.25/bbl from January 1, 2023 – June 30, 2023.

(2) Transactions with a common term have been aggregated and presented at weighted average prices and volumes.

(3) Upon closing of the acquisition (the "Bruin Acquisition") of Bruin E&P Holdco, LLC ("Bruin"), Bruin's outstanding crude oil contracts were recorded at a fair value liability of $76.4 million. At June 30, 2022, the balance was a liability of $10.3 million on the Condensed Consolidated Balance Sheets. Realized and unrealized gains and losses on the acquired contracts are recognized in Condensed Consolidated Statement of Income/(Loss) and the Condensed Consolidated Balance Sheets to reflect changes in crude oil prices from the date of closing of the Bruin Acquisition. See Note 16 to the Interim Financial Statements for further details.

SECOND QUARTER 2022 PRODUCTION AND OPERATIONAL SUMMARY TABLES

Summary of Average Daily Production[1]

	Three months ended June 30, 2022					Six months ended June 30, 2022				
	Williston Basin	Marcellus	Canadian Water-floods	Other[2]	Total	Williston Basin	Marcellus	Canadian Water-floods	Other[2]	Total
Tight oil (bbl/d)	42,447	-	-	798	**43,245**	42,003	-	-	836	**42,839**
Light & medium oil (bbl/d)	-	-	2,054	29	**2,082**	-	-	2,101	26	**2,127**
Heavy oil (bbl/d)	-	-	2,872	14	**2,886**	-	-	2,949	10	**2,959**
Total crude oil (bbl/d)	**42,447**	**-**	**4,926**	**841**	**48,213**	**42,003**	**-**	**5,051**	**872**	**47,925**
Natural gas liquids (bbl/d)	**8,231**	**-**	**87**	**336**	**8,653**	**8,106**	**-**	**87**	**323**	**8,516**
Shale gas (Mcf/d)	47,689	167,631	-	1,014	**216,334**	47,276	164,900	-	968	**213,144**
Conventional natural gas (Mcf/d)	-	-	1,459	5,860	**7,319**	-	-	1,420	5,836	**7,256**
Total natural gas (Mcf/d)	**47,689**	**167,631**	**1,459**	**6,874**	**223,653**	**47,276**	**164,900**	**1,420**	**6,804**	**220,400**
Total production (BOE/d)	**58,626**	**27,938**	**5,255**	**2,322**	**94,142**	**57,988**	**27,483**	**5,375**	**2,329**	**93,174**

(1)   Table may not add due to rounding.
(2)   Comprises DJ Basin and other properties in Canada.

Summary of Wells Drilled[1]

	Three months ended June 30, 2022				Six months ended June 30, 2022			
	Operated		Non-Operated		Operated		Non-Operated	
	Gross	*Net*	*Gross*	*Net*	*Gross*	*Net*	*Gross*	*Net*
Williston Basin	13	11.5	17	3.2	27	23.5	29	4.7
Marcellus	-	-	21	1.7	-	-	38	3.1
Canadian Waterfloods	-	-	-	-	-	-	-	-
Other[2]	-	-	4	0.1	-	-	15	0.4
Total	**13**	**11.5**	**42**	**5.0**	**27**	**23.5**	**82**	**8.2**

(1)   Table may not add due to rounding.
(2)   Comprises DJ Basin and other properties in Canada.

Summary of Wells Brought On-Stream[1]

	Three months ended June 30, 2022				Six months ended June 30, 2022			
	Operated		Non-Operated		Operated		Non-Operated	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Williston Basin	24	21.0	5	0.4	26	23.0	5	0.4
Marcellus	-	-	22	1.4	-	-	47	2.9
Canadian Waterfloods	-	-	-	-	-	-	-	-
Other[2]	-	-	-	-	-	-	-	-
Total	**24**	**21.0**	**27**	**1.8**	**26**	**23.0**	**52**	**3.3**

(1)   Table may not add due to rounding.
(2)   Comprises DJ Basin and other properties in Canada.

SELECTED FINANCIAL RESULTS		Three months ended June 30,			Six months ended June 30,	
		2022	2021		2022	2021
Financial (US$, thousands, except ratios)						
Net Income/(Loss)	$	244,406	$ (50,933)	$	277,649	$ (40,584)
Adjusted Net Income[1]		172,251	54,699		318,079	98,521
Cash Flow from Operating Activities		250,860	110,466		446,852	139,128
Adjusted Funds Flow		297,393	149,971		559,288	250,825
Dividends to Shareholders – Declared		9,940	9,088		17,858	14,722
Net Debt		545,983	913,729		545,983	913,729
Capital Spending		132,884	105,859		231,898	157,676
Property and Land Acquisitions		1,469	332,185		3,410	829,325
Property Divestments		8,591	(12)		15,172	3,998
Net Debt to Adjusted Funds Flow Ratio		0.5x	2.4x		0.5x	2.4x
Financial per Weighted Average Shares Outstanding						
Net Income/(Loss) – Basic	$	1.01	$ (0.20)	$	1.15	$ (0.16)
Net Income/(Loss) – Diluted		0.99	(0.20)		1.12	(0.16)
Weighted Average Number of Shares Outstanding (000's) - Basic		239,277	256,750		241,022	250,443
Weighted Average Number of Shares Outstanding (000's) - Diluted		247,216	256,750		248,957	250,443
Selected Financial Results per BOE[2][3]						
Crude Oil & Natural Gas Sales[4]	$	73.31	$ 39.53	$	67.67	$ 37.28
Commodity Derivative Instruments		(16.13)	(3.68)		(12.53)	(3.08)
Operating Expenses		(9.74)	(8.55)		(9.88)	(8.18)
Transportation Costs		(4.41)	(3.50)		(4.36)	(3.68)
Production Taxes		(5.11)	(2.95)		(4.70)	(2.57)
General and Administrative Expenses		(1.10)	(1.04)		(1.22)	(1.28)
Cash Share-Based Compensation		(0.04)	(0.23)		(0.14)	(0.27)
Interest, Foreign Exchange and Other Expenses		(0.67)	(1.40)		(0.67)	(1.34)
Current Income Tax Recovery/(Expense)		(1.40)	(0.40)		(1.01)	(0.23)
Adjusted Funds Flow	$	34.71	$ 17.78	$	33.16	$ 16.65

SELECTED OPERATING RESULTS		Three months ended June 30,			Six months ended June 30,	
		2022	2021		2022	2021
Average Daily Production[3]						
Crude Oil (bbls/day)		48,213	49,649		47,925	41,923
Natural Gas Liquids (bbls/day)		8,653	7,941		8,516	6,613
Natural Gas (Mcf/day)		223,653	210,572		220,400	208,273
Total (BOE/day)		94,142	92,685		93,174	83,248
% Crude Oil and Natural Gas Liquids		60%	62%		61%	58%
Average Selling Price[3][4]						
Crude Oil (per bbl)	$	108.77	$ 62.50	$	100.46	$ 58.75
Natural Gas Liquids (per bbl)		33.31	18.47		35.49	22.46
Natural Gas (per Mcf)		6.11	1.96		5.38	2.35
Net Wells Drilled		16.5	5.0		31.7	5.0

(1) This non-GAAP measure may not be directly comparable to similar measures presented by other entities See "Non-GAAP and Other Financial Measures" section in this news release.
(2) Non-cash amounts have been excluded.
(3) Based on net production volumes. See "Basis of Presentation" section in this news release.
(4) Before transportation costs and commodity derivative instruments.

Condensed Consolidated Balance Sheets

(US$ thousands) unaudited		June 30, 2022		December 31, 2021
Assets				
Current assets				
Cash and cash equivalents	$	25,406	$	61,348
Accounts receivable		387,811		227,988
Other current assets		8,480		10,956
Derivative financial assets		3,547		5,668
		425,244		305,960
Property, plant and equipment:				
Crude oil and natural gas properties (full cost method)		1,380,251		1,253,505
Other capital assets		12,152		13,887
Property, plant and equipment		1,392,403		1,267,392
Other long-term assets		7,440		9,756
Right-of-use assets		22,772		26,118
Derivative financial assets		2,298		—
Deferred income tax asset		294,854		380,858
Total Assets	$	2,145,011	$	1,990,084
Liabilities				
Current liabilities				
Accounts payable	$	463,230	$	367,008
Income tax payable		11,600		—
Current portion of long-term debt		80,600		100,600
Derivative financial liabilities		171,904		143,200
Current portion of lease liabilities		8,327		10,618
		735,661		621,426
Long-term debt		490,789		601,171
Asset retirement obligation		162,965		132,814
Derivative financial liabilities		8,054		7,098
Lease liabilities		17,017		18,265
		678,825		759,348
Total Liabilities		1,414,486		1,380,774
Shareholders' Equity				
Share capital – authorized unlimited common shares, no par value				
Issued and outstanding: June 30, 2022 – 235 million shares				
December 31, 2021 – 244 million shares		3,001,604		3,094,061
Paid-in capital		41,843		50,881
Accumulated deficit		(2,008,253)		(2,238,325)
Accumulated other comprehensive loss		(304,669)		(297,307)
		730,525		609,310
Total Liabilities & Shareholders' Equity	$	2,145,011	$	1,990,084

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

(US$ thousands, except per share amounts) unaudited	Three months ended June 30,		Six months ended June 30,	
	2022	**2021**	**2022**	**2021**
Revenues				
Crude oil and natural gas sales	$ 628,017	$ 333,422	$ 1,141,169	$ 561,812
Commodity derivative instruments gain/(loss)	(47,553)	(161,822)	(254,363)	(218,085)
	580,464	171,600	886,806	343,727
Expenses				
Operating	83,366	72,159	166,610	123,321
Transportation	37,830	29,475	73,637	55,402
Production taxes	43,827	24,923	79,182	38,768
General and administrative	14,687	10,134	32,268	22,975
Depletion, depreciation and accretion	70,090	76,444	136,781	113,142
Asset impairment	—	—	—	3,420
Interest	6,098	7,777	12,153	13,410
Foreign exchange (gain)/loss	(3,232)	7,778	(2,345)	7,754
Transaction costs and other expense/(income)	(309)	(563)	12,388	3,056
	252,357	228,127	510,674	381,248
Income/(Loss) before taxes	328,107	(56,527)	376,132	(37,521)
Current income tax expense	12,000	3,415	17,000	3,415
Deferred income tax expense/(recovery)	71,701	(9,009)	81,483	(352)
Net Income/(Loss)	$ 244,406	$ (50,933)	$ 277,649	$ (40,584)
Other Comprehensive Income/(Loss)				
Unrealized gain/(loss) on foreign currency translation	1,977	88	1,357	(719)
Foreign exchange gain/(loss) on net investment hedge, net of tax	(14,094)	10,178	(8,719)	15,892
Total Comprehensive Income/(Loss)	$ 232,289	$ (40,667)	$ 270,287	$ (25,411)
Net Income/(Loss) per share				
Basic	$ 1.01	$ (0.20)	$ 1.15	$ (0.16)
Diluted	$ 0.99	$ (0.20)	$ 1.12	$ (0.16)

Condensed Consolidated Statements of Cash Flows

(US$ thousands) unaudited	Three months ended June 30,		Six months ended June 30,	
	2022	**2021**	**2022**	**2021**
Operating Activities				
Net income/(loss)	$ 244,406	$ (50,933)	$ 277,649	$ (40,584)
Non-cash items add/(deduct):				
Depletion, depreciation and accretion	70,090	76,444	136,781	113,142
Asset impairment	—	—	—	3,420
Changes in fair value of derivative instruments	(91,275)	130,280	42,057	170,638
Deferred income tax expense/(recovery)	71,701	(9,009)	81,483	(352)
Foreign exchange (gain)/loss on debt and working capital	(3,292)	6,848	(2,121)	7,005
Share-based compensation and general and administrative	5,634	(19)	10,294	783
Other expense	(97)	(1,917)	12,556	(1,917)
Amortization of debt issuance costs	351	252	704	309
Translation of U.S. dollar cash held in parent company	(125)	(1,975)	(115)	(1,619)
Asset retirement obligation settlements	(2,349)	(1,155)	(11,144)	(6,780)
Changes in non-cash operating working capital	(44,184)	(38,350)	(101,292)	(104,917)
Cash flow from/(used in) operating activities	250,860	110,466	446,852	139,128
Financing Activities				
Drawings from/(repayment of) bank credit facilities	48,709	275,000	(55,700)	675,000
Repayment of senior notes	(79,600)	(81,600)	(79,600)	(81,600)
Debt issuance costs	—	(1,787)	—	(4,621)
Proceeds from the issuance of shares	—	—	—	98,339
Purchase of common shares under Normal Course Issuer Bid	(92,928)	—	(130,135)	—
Share-based compensation – tax withholdings settled in cash	—	—	(11,567)	(3,551)
Dividends	(9,940)	(11,134)	(17,858)	(16,471)
Cash flow from/(used in) financing activities	(133,759)	180,479	(294,860)	667,096
Investing Activities				
Capital and office expenditures	(115,040)	(75,202)	(190,067)	(115,547)
Bruin acquisition	—	(2,008)	—	(420,249)
Dunn County acquisition	—	(304,888)	—	(304,888)
Property and land acquisitions	(1,469)	(1,552)	(3,410)	(4,023)
Property divestments	(4,462)	(12)	2,119	3,998
Cash flow from/(used in) investing activities	(120,971)	(383,662)	(191,358)	(840,709)
Effect of exchange rate changes on cash & cash equivalents	6,545	2,969	3,424	5,258
Change in cash and cash equivalents	2,675	(89,748)	(35,942)	(29,227)
Cash and cash equivalents, beginning of period	22,731	150,466	61,348	89,945
Cash and cash equivalents, end of period	$ 25,406	$ 60,718	$ 25,406	$ 60,718

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

NOTICE REGARDING INFORMATION CONTAINED IN THIS NEWS RELEASE

Currency and Accounting Principles

All amounts in this news release are stated in U.S. dollars unless otherwise specified. All financial information in this news release has been prepared and presented in accordance with U.S. GAAP, except as noted below under "Non-GAAP and Other Financial Measures".

Barrels of Oil Equivalent

This news release contains references to "BOE" (barrels of oil equivalent), "MBOE" (one thousand barrels of oil equivalent), and "MMBOE" (one million barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Basis of Presentation

All production volumes presented in this news release are reported on a "net" basis (the Company's working interest share after deduction of royalty obligations, plus the Company's royalty interests), unless expressly indicated that it is being presented on a "gross" basis. Previously, the Company presented production volumes on a "company interest" basis, which was calculated as its working interest share before deduction of royalties plus the Company's royalty interests. With these changes, production volumes presented by the Company on a "net" basis are expected to be lower than those presented historically.

All references to "liquids" in this news release include light and medium crude oil, heavy oil and tight oil (all together referred to as "crude oil") and NGLs on a combined basis. All references to "natural gas" in this news release include conventional natural gas and shale gas on a combined basis.

Readers are urged to review the 2021 annual MD&A and financial statements filed on SEDAR and as part of our Form 40-F on EDGAR concurrently with this news release for more complete disclosure on our operations.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: the recently announced sale of certain assets in Canada and the expected impact thereof on Enerplus' operations, financial results and five year outlook; updated 2022 production guidance; capital spending guidance and expected capital spending levels in 2022 and future years; expectations regarding free cash flow generation and reinvestment rates; expected operating strategy in 2022 and expectations regarding our drilling program and well costs; 2022 average production volumes and the anticipated production mix; the proportion of our anticipated oil and gas production that is hedged and the expected effectiveness of such hedges in protecting our cash flow from operating activities and adjusted funds flow; oil and natural gas prices and differentials and expectations regarding the market environment and our commodity risk management program in 2022; updated and existing 2022 Bakken and Marcellus differential guidance; expectations regarding realized oil and natural gas prices; expected operating, transportation and cash G&A expenses and tax expenses and updated 2022 guidance with respect thereto; expectations regarding return of cash to our shareholders, and timing thereof; expectations regarding increases to dividends and timing thereof; expectations regarding funding of return of cash and dividends from free cash flow; expectations regarding renewal of our normal course issuer bid, including timing and size thereof; and our five year outlook.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that Enerplus will realize the expected impact of the recently announced sale of certain assets in Canada; the continued operation of the Dakota Access Pipeline; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices beyond our current expectations; current and anticipated commodity prices, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions, the impact of inflation, weather conditions, storage fundamentals and expectations regarding the duration and overall impact of COVID-19; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and contingent resource volumes; the continued availability of adequate debt and/or equity financing and adjusted funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the ability to fund expected returns of cash and increased dividends from free cash flow as expected and discussed in this news release and the ability to execute our share repurchase program as currently expected and in compliance with applicable Canadian and US rules; our ability to comply with our debt covenants; the availability of third party services; expected

transportation expenses; the extent of our liabilities; and the availability of technology and process to achieve environmental targets. In addition, our 2022 guidance described in this news release is based on rest of year commodity prices of: $90.00/bbl WTI and $6.50/Mcf NYMEX and a CDN/USD exchange rate of 0.78. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to increased uncertainty.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued instability, or further deterioration, in global economic and market environment, including from COVID-19, inflation and/or the Ukraine/Russia conflict and heightened geopolitical risks; decreases in commodity prices or volatility in commodity prices; changes in realized prices of Enerplus' products from those currently anticipated; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; legal proceedings or other events inhibiting or preventing operation of the Dakota Access Pipeline; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our bank credit facilities and/or outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; changes in law or government programs or policies in Canada or the United States; failure to complete the recently announced sale of certain assets in Canada; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks identified in our first quarter 2022 MD&A, our annual information form for the year ended December 31, 2021, our 2021 annual MD&A and Form 40-F as at December 31, 2021) which are available at www.sedar.com, www.sec.gov and through Enerplus' website at www.enerplus.com.

The forward-looking information contained in this news release speaks only as of the date of this news release. Enerplus does not undertake any obligation to publicly update or revise any forward-looking information contained herein, except as required by applicable laws.

NON-GAAP AND OTHER FINANCIAL MEASURES

Non-GAAP Financial Measures

This news release includes references to certain non-GAAP financial measures and non-GAAP ratios used by the Company to evaluate its financial performance, financial position or cash flow. Non-GAAP financial measures are financial measures disclosed by a company that (a) depict historical or expected future financial performance, financial position or cash flow of a company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (c) are not disclosed in the financial statements of the company and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by a company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the company.

These non-GAAP financial measures and non-GAAP ratios do not have standardized meanings or definitions as prescribed by U.S. GAAP and may not be comparable with the calculation of similar financial measures by other entities. For each measure, we have indicated the composition of the measure, identified the GAAP equivalency to the extent one exists, provided comparative detail where appropriate, indicated the reconciliation of the measure to the mostly directly comparable GAAP financial measure and provided details on the usefulness of the measure for the reader. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

"Adjusted net income/(loss)" and "**Adjusted net income/(loss) per share (diluted)**" are used by Enerplus and are useful to investors and securities analysts in evaluating the financial performance of the company by adjusting for certain unrealized items and other items that the company considers appropriate to adjust given their irregular nature. The most directly comparable GAAP measure is net income/(loss). No income tax rate adjustments or valuation allowances on deferred taxes were recorded for the three months ended June 30, 2022 and 2021. Adjusted net income per share is calculated using adjusted net income, as reconciled below, divided by the number of common shares outstanding on a diluted basis during the applicable period as determined in accordance with U.S. GAAP. The calculation follows:

($ millions)	Three months ended June 30,			
		2022		2021
Net income/(loss)	$	244.4	$	(50.9)
Unrealized commodity derivative instrument (gain)/loss		(91.3)		130.3
Asset impairment		—		—
Other expense related to investing activities		—		—
Unrealized foreign exchange (gain)/loss		(3.3)		6.8
Tax effect on above items		22.5		(31.5)
Adjusted net income/(loss)	$	172.3	$	54.7
Adjusted net income/(loss) per share (diluted)	$	0.70	$	0.21

"Free cash flow" is used by Enerplus and is useful to investors and securities analysts in analyzing operating and financial performance, leverage and liquidity. Free cash flow is calculated as adjusted funds flow minus capital spending. The most directly comparable GAAP measure is cash flow from operating activities

($ millions)	Three months ended June 30,			
		2022		2021
Cash flow from/(used in) operating activities	$	250.9	$	110.5
Asset retirement obligation settlements		2.3		1.2
Changes in non-cash operating working capital		44.2		38.3
Adjusted funds flow	$	297.4	$	150.0
Capital spending		(132.9)		(105.9)
Free cash flow	$	164.5	$	44.1

Other Financial Measures

CAPITAL MANAGEMENT MEASURES

Capital management measures are financial measures disclosed by a company that (a) are intended to enable an individual to evaluate a company's objectives, policies and processes for managing the company's capital, (b) are not a component of a line item disclosed in the primary financial statements of the company, (c) are disclosed in the notes to the financial statements of the company, and (d) are not disclosed in the primary financial statements of the company. The following section provides an explanation of the composition of those capital management measures if not previously provided:

"Adjusted funds flow" is used by Enerplus and is useful to investors and securities analysts, in analyzing operating and financial performance, leverage and liquidity. The most directly comparable GAAP measure is cash flow from operating activities. Adjusted funds flow is calculated as cash flow from operating activities before asset retirement obligation expenditures and changes in non-cash operating working capital.

"Net Debt" is calculated as current and long-term debt associated with senior notes plus any outstanding Bank Credit Facilities balances, less cash and cash equivalents. "Net debt" is useful to investors and securities analysts in analyzing financial liquidity and Enerplus considers net debt to be a key measure of capital management. For further details, see Note 8 to the Interim Financial Statements.

"Net debt to adjusted funds flow ratio" is used by Enerplus and is useful to investors and securities analysts in analyzing leverage and liquidity. The net debt to adjusted funds flow ratio is calculated as net debt divided by a trailing twelve months of adjusted funds flow. There is no directly comparable GAAP equivalent for this measure, and it is not equivalent to any of our debt covenants.

SUPPLEMENTARY FINANCIAL MEASURES

Supplementary financial measures are financial measures disclosed by a company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of a company, (b) are not disclosed in the financial statements of the company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios. The following section provides an explanation of the composition of those supplementary financial measures if not previously provided:

"Capital spending" Capital and office expenditures, excluding other capital assets/office capital and property and land acquisitions and divestments.

"**Cash general and administrative expenses**" or "**Cash G&A expenses**" General and administrative expenses that are settled through cash payout, as opposed to expenses that relate to accretion or other non-cash allocations that are recorded as part of general and administrative expenses.

"Cash share-based compensation" or **"Cash SBC expenses"** Share-based compensation that is settled by way of cash payout, as opposed to equity settled.

"Reinvestment rate" Comparing the amount of our capital spending as compared to adjusted funds flow (as a percentage).

Electronic copies of Enerplus' second quarter 2022 and annual 2021 Financial Statements and associated MD&As, along with other public information including investor presentations, are or will be available on the Company's website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Investor Contacts
Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304